

General
Mail Stop 4628

December 21, 2017

Via E-mail
Kurt P. Cummings
Executive Vice President, Chief Financial Officer and Treasurer
AVX Corporation
1 AVX Boulevard
Fountain Inn, South Carolina 29644

Re: AVX Corporation
10-K for Fiscal Year Ended March 31, 2017
Filed May 19, 2017
File No. 001-07201

Dear Mr. Cummings:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1.   According to a published transcript, your CEO stated in a Q2 2017 earnings call that AVX product is in the canceled Samsung Note 7 smartphone. Publicly available reports state that recalled Samsung Note 7 smartphones have been refurbished and resold as Samsung Note FE smartphones. We are aware of publicly available information indicating that the Samsung Note 7 and Samsung Note FE are available for sale in both Sudan and Syria. Additionally, the Samsung.com website appears to provide contact information for service and support covering countries including Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, resellers, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Admanda Ravitz
  Assistant Director
  Division of Corporation Finance

  Mike Hufnagel
  AVX Corporation